UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date:For the month of October 2026
Commission File Number: 001-41912
___________________________
Ferrovial N.V.
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial N.V. is submitting this current report on Form 6-K to report on an investor presentation with information regarding the payments schedule of the concession value under the concession agreement of the I-24 Express Lanes project, and clarifications on the revenue share with the Tennessee Department of
Transportation.
Attached to this current report on Form 6-K is:
(1) a press release dated October 27, 2026 as Exhibit 99.1.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated October 27, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: October 27, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer